

Mailstop 3561

August 18, 2016

Peter Victor Derycz
Chief Executive Officer
Research Solutions, Inc.
5435 Balboa Boulevard, Suite 202
Encino, CA 91316

> **Re:** **Research Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 22, 2016**
> **File No. 333-212649**

Dear Mr. Derycz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. With a view to assessing the secondary nature of this offering, please disclose whether 12 West Capital Fund LP and 12 West Capital Offshore Fund LP or any of their affiliates are in the business of underwriting securities and their relationship, if any, to your company.

2. Please identify all direct or indirect selling stockholders who are registered broker-dealers or affiliates of broker-dealers, if any. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller has no agreements or understandings,

directly or indirectly, with any person, to distribute securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

Financial Statements

General

3. Please revise to include audited financial statements for the fiscal year ended June 30, 2016, pursuant to Rule 8-08(b) of Regulation S-X. In this regard, we note that you do not report income from continuing operations attributable to the registrant before taxes in either fiscal 2015 or 2014 and, therefore, you do not satisfy the requirement of Rule 8-08(b)(3) of Regulation S-X. Please also revise to update your Management's Discussion and Analysis, Executive Compensation and any other sections of your prospectus that are impacted by the completion of your most recent fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Alan Urban
        Louis Wharton, Esq.